					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30
	2006	2007	2008	2009	2010
EARNINGS

Income from continuing operations	$183	$201	$175	$78	$301
Income tax expense	29	58	86	80	91
Interest expense	8	9	9	163	117
Interest portion of rental expense	18	20	21	25	26
Amortization of deferred debt expense	-	1	-	52	81
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(6)	(5)	(10)	1	(2)
	$232	$284	$281	$399	$614

FIXED CHARGES

Interest expense	$8	$9	$9	$163	$117
Interest portion of rental expense	18	20	21	25	26
Amortization of deferred debt expense	-	1	-	52	81
Capitalized interest	3	2	-	3	2
	$29	$32	$30	$243	$226

RATIO OF EARNINGS TO FIXED CHARGES	8.00	8.88	9.37	1.64	2.72